Insider transaction detail - View details for insider

Insider Report for Geoffrey Chase Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: chase ( Starts with )
Given name	: geoffrey ( Starts with )
Filing date range	: May 4, 2005 - May 4, 2005
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Chase, Geoffrey Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

472801	2005-05-03	2005-05-04	Direct Ownership:	51 - Exercise of options	+140,000	0.730	185,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
472849	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,400	6.4500	183,600
472854	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,100	6.4600	182,500
472858	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,500	6.5000	172,000
472862	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	6.5100	170,500
472866	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	6.5500	167,500
472869	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,900	6.7100	164,600
472875	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	6.7500	159,600
472878	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-600	6.7600	159,000
472879	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,400	6.8000	151,600
472883	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	6.8100	150,800

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
472884	2005-05-03	2005-05-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	6.8200	150,000
Security designation: Options (Common Shares)
472689	2005-05-03	2005-05-04	Direct Ownership :	51 - Exercise of options	-140,000	0.7300	180,000			2005-08-11	Common Shares	-140,000	180,000